                                                                      Exhibit 1


                         ADB Systems International Inc.
                           Consolidated Balance Sheet
                  (expressed in thousands of Canadian dollars)
                           (Canadian GAAP, Unaudited)

--------------------------------------------------------------------------------

                                        Sept 30         Sept 30     December 31
                                     -------------------------------------------
                                         2002            2002          2001
                                     -------------------------------------------
                                      (unaudited)     (unaudited)    (audited)
                                                        (in US$)

                                                      translated
                                                      into US$ at
                                                      Cdn$ 1.5863
                                                          for
                                                      convenience

Cash                                  $ 1,323         $   834         $ 2,557
Restricted Cash                       $   370         $   233         $  --
Marketable securities                      20              13           1,658
Other current assets                    1,110             700           1,419
Other assets                            3,666           2,311           4,958
                                                                      -------
Total assets                          $ 6,489         $ 4,091         $10,592
                                                                      =======

Current Liabilities                   $ 2,030         $ 1,280         $ 1,695
Short term and long term
     deferred revenue                     191             120             855
Demand Loan                             1,500             946              18
Other Liabilities                          90              57            --
Minority Interest                           3               2               8
Total shareholders' equity              2,675           1,686           8,016
Total liabilities and              ---------------------------------------------
     shareholders' equity             $ 6,489         $ 4,091         $10,592
                                   =============================================

                         ADB Systems International Inc.
                      Consolidated Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
                           (Canadian GAAP, Unaudited)


                                                -------------------------------------       ---------------------------------------
                                                         Three Months Ended                              Nine Months Ended
                                                -------------------------------------       ---------------------------------------
                                                              Sept. 30                                       Sept. 30
                                                -------------------------------------       ---------------------------------------
                                                   2002         2002           2001           2002           2002            2001
                                                ---------     ---------     ---------       ---------      ---------      ---------
                                                               translated                                  translated
                                                              into US$ at                                   into US$ at
                                                               Cdn$1.5683                                   Cdn$1.5683
                                                                  for                                          for
                                                              convenience                                  convenience

Revenue                                         $   1,255     $     791     $     619       $   4,280      $   2,698      $   3,289
Customer acquisition costs                            --            --            (37)            --             --             (56)
                                                ---------     ---------     ---------       ---------      ---------      ---------
Net revenue                                     $   1,255     $     791     $     582       $   4,280      $   2,698      $   3,233
                                                ---------     ---------     ---------       ---------      ---------      ---------

General and administrative                      $   1,334     $     841     $     947       $   4,797      $   3,024      $   6,470
Software development and technology                 1,098           642           690           3,135          1,976          2,464
Sales and marketing costs                             472           298           736           1,467            925          3,076
Depreciation and amortization                         674           425           302           1,913          1,206            940
Interest expense                                       54            34           --               54             34            --
Interest income                                        (7)           (4)          (35)            (39)           (25)          (308)
                                                ---------     ---------     ---------       ---------      ---------      ---------
                                                $   3,625     $   2,285     $   2,640       $  11,327      $   7,140      $  12,642
                                                ---------     ---------     ---------       ---------      ---------      ---------

                                                ---------     ---------     ---------       ---------      ---------      ---------
Loss before the undernoted                      $  (2,370)    $  (1,495)    $  (2,058)      $  (7,047)     $  (4,441)     $  (9,409)
                                                =========     =========     =========       =========      =========      =========

Realized gains and losses on disposals
  of marketable securities, strategic
  investments, capital assets, and
  recovery of assets                            $       9     $       6     $     (77)      $     (89)      $    (56)     $   6,669
Unrealized gains and losses on
  revaluation of marketable securities
  and strategic investments and provision
  for impairments of assets                           --            --         (1,091)             56             35         (2,225)
Retail activities settlement                          --            --            --              --             --            (404)
Goodwill Impairment                                   --            --            --              (14)            (9)           --
Restructuring charge                                  --            --           (255)            --             --            (868)
                                                ---------     ---------     ---------       ---------      ---------      ---------
                                                $       9     $       6     $  (1,423)      $     (47)     $     (30)     $   3,172
                                                ---------     ---------     ---------       ---------      ---------      ---------

                                                ---------     ---------     ---------       ---------      ---------      ---------
NET LOSS FOR THE PERIOD                         $  (2,361)    $  (1,488)    $  (3,481)      $  (7,094)     $  (4,472)     $  (6,237)
                                                =========     =========     =========       =========      =========      =========

BASIC AND DILUTED LOSS PER SHARE                $   (0.06)    $   (0.04)    $   (0.13)      $   (0.17)     $   (0.11)     $   (0.23)
                                                =========     =========     =========       =========      =========      =========

Weighted average common shares                     41,583        41,583        27,320          41,583         41,583         27,320
                                                =========     =========     =========       =========      =========      =========

                                                ---------     ---------     ---------       ---------      ---------      ---------
Loss per share from operations                  $   (0.06)    $   (0.04)    $   (0.08)      $   (0.17)     $   (0.11)     $   (0.34)
                                                =========     =========     =========       =========      =========      =========